Exhibit 99.1

News Release
NYSE, TSX: NTR

August 9, 2021 – all amounts are in US dollars except as otherwise noted

Nutrien Reports Record Earnings

and an Excellent Outlook

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) announced today its second quarter 2021 results, with net earnings of $1.1 billion ($1.94 diluted earnings per share). Second-quarter adjusted net earnings1 were $2.08 per share and adjusted EBITDA1 was $2.2 billion.

“We delivered record earnings across our global business for the second quarter and first half of 2021 and expect the remainder of the year to contribute to a full year record. We showcased Nutrien’s unique competitive advantages, strong operating performance and the significant leverage to higher fertilizer prices as we focus on our purpose to help growers meet the ever-growing demand for increased food production in a sustainable manner,” commented Mayo Schmidt, Nutrien’s President and CEO.

“The outlook for global crop and fertilizer markets continues to be very strong and we are positioned to benefit from our structural advantages and as a global leader in agriculture. We increased our full year 2021 adjusted EBITDA guidance1 by over $1.5 billion, supported in part by our quick actions to produce an additional one million tonnes of potash, illustrating the power of the Potash team’s unparalleled flexible, reliable, and low-cost six-mine network,” added Mr. Schmidt.

Highlights:

•

Nutrien generated record adjusted EBITDA of $3.0 billion and free cash flow[1] of $1.9 billion in the first half of 2021. This represents an increase of 36 percent and 40 percent, respectively, compared to the first half of 2020 and 17 percent and 12 percent, respectively higher than the previous record for the company in the first half of 2019.

•

Nutrien raised full-year 2021 adjusted EBITDA and adjusted net earnings per share[1] guidance to $6.0 to $6.4 billion and $4.60 to $5.10 per share, respectively. This reflects higher expected results across our business, as well as, the benefits of increasing our 2021 potash sales guidance by one million tonnes to address global demand in support of our grower customers around the world. By the fourth quarter of 2021, we expect to surge potash production to an annualized run-rate of approximately 17 million tonnes, due to our flexible mine network and the responsiveness of our dedicated employees.

•

Nutrien Ag Solutions (“Retail”) delivered record adjusted EBITDA in the second quarter and first half of 2021. First-half adjusted EBITDA increased 24 percent compared to the same period in 2020 as a result of double-digit growth in revenue and gross margin, higher gross margin percentage and adjusted EBITDA margins surpassing 11 percent. The increase was primarily due to organic growth supported by strong demand for grains and oilseeds, continued growth in our proprietary product sales, optimization and efficiency initiatives, as well as, the ongoing commitment of our approximately 3,600 crop advisors to serve our grower customers.

•

Sales through our digitally-enabled retail platform were approximately $1.6 billion in the first half of 2021, nearly double the sales compared to the same period in 2020 and exceeding the full year 2020 results of $1.2 billion in just six months. In the first half of 2021, we processed nearly half-a-million individual grower payments through the digital platform.

•

Potash adjusted EBITDA was 48 percent higher in the second quarter and 41 percent higher in the first half of 2021 compared to the same periods in 2020 due to higher net realized selling prices and sales volumes. We achieved record production and sales volumes of nearly 7 million tonnes in the first six months of 2021.

•

Nitrogen adjusted EBITDA was 45 percent higher in the second quarter and 38 percent higher in the first half of 2021 compared to the same periods in 2020 due to higher net realized selling prices. Phosphate adjusted EBITDA increased 45 percent in the second quarter and 70 percent in the first half of 2021 compared to the same periods in 2020 due to higher net realized selling prices.

•

Subsequent to the second quarter of 2021, Nutrien announced an agreement to purchase Terra Nova, a retail businesses in Brazil with EBITDA margins and acquisition multiples in line with similar transaction metrics for ag retail businesses acquired by Nutrien in the US. We also entered a collaboration agreement with EXMAR NV to jointly develop and build a low-carbon, ammonia-fueled vessel to further reduce maritime transportation emissions.

1 This financial measure including related guidance, if applicable, is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section for further information.

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of August 9, 2021. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our 2020 Annual Report dated February 18, 2021, which includes our annual audited consolidated financial statements and MD&A, and our Annual Information Form, each for the year ended December 31, 2020, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. No update is provided to the disclosure in our annual MD&A except for material information since the date of our annual MD&A. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (“SEC”).

This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2021 (“interim financial statements”) based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” unless otherwise noted. This MD&A contains certain non-IFRS financial measures and forward-looking statements which are described in the “Non-IFRS Financial Measures” and the “Forward-Looking Statements” sections, respectively.

Market Outlook

Agriculture and Retail

•

Crop prices continue to be supported by strong global demand and less than expected supply, resulting in historically low global inventory and strong grower margins. We expect these market fundamentals to continue beyond this season and be supportive of crop prices and grower margins into 2022.

•

Growing conditions across North America vary with favorable crop conditions in the US South and East regions, and drought conditions in the Western US, US Northern Plains and Canadian Prairies. We expect this variability could impact regional crop protection and plant health product demand in the second half of 2021 as growers experiencing favorable conditions look to boost and protect yields, particularly given additional pest pressure in parts of the US this summer, while growers impacted by drought may reduce some applications. However, with the strong outlook for crop prices and assuming a normal window for fall application, we expect US fertilizer demand and post-harvest crop protection applications to be strong.

•

Brazil’s safrinha corn crop production estimates are significantly below initial market expectations due to both drought and frost. However, Brazilian crop prices remain at near-record highs and growers are expected to increase soybean and safrinha corn area when the next growing seasons begin. In Australia, precipitation has supported favorable soil moisture levels, leading to the largest seeded area for winter crops in the country’s history.

Crop Nutrient Markets

•

Global potash shipments are projected to reach a record 69 to 71 million tonnes in 2021 while inventory in key regions are expected to be historically low going into 2022. This is supported by strong potash consumption backed by favorable agricultural fundamentals, with further upside limited by global supply issues and most producers operating at peak rates.

•

We believe Latin America could reach new records for both potash consumption and imports in 2021, as applications for the last crop were strong and growers are proactively securing volumes for the upcoming season. In North America, increased crop area and normal application rates have supported historically high demand which we expect will continue in the fall.

•

Global nitrogen demand growth is expected to be approximately 3 percent in 2021 driven by strong agricultural fundamentals and a rebound in industrial demand. In addition, global supply is tight because of production outages and project delays, which together with higher global energy costs, have supported nitrogen prices.

•

Strong global urea prices and robust global import demand led Chinese urea exports to increase by over 40 percent during the first half of 2021 compared to depressed 2020 levels. However, as a result of high Chinese domestic prices and very strong demand, the Chinese government urged producers to prioritize the domestic market, which may limit China’s exports through the second half of 2021. Meanwhile, strong Indian urea demand, lower domestic production and tight inventories have resulted in regular tenders.

•

Global phosphate demand remains robust in most key markets, which in combination with higher raw material costs and limited growth in export supply has continued to support phosphate prices. While inventories in India are tight, poor import economics create uncertainty for import demand in the second half of 2021.

Financial Outlook and Guidance

Based on market factors detailed above, we are raising full-year 2021 adjusted EBITDA guidance to $6.0 to $6.4 billion from $4.4 to $4.9 billion and full-year 2021 adjusted net earnings guidance to $4.60 to $5.10 per share from $2.55 to $3.25 per share.

All guidance numbers, including those noted above are outlined in the tables below. Refer to page 57 of Nutrien’s 2020 Annual Report for related assumptions and sensitivities.

2021 Guidance Ranges [1]	Low	High

Adjusted net earnings per share [2]	$4.60	$5.10

Adjusted EBITDA (billions) [2]	$6.0	$6.4

Retail Adjusted EBITDA (billions)	$1.6	$1.7

Potash Adjusted EBITDA (billions)	$2.4	$2.6

Nitrogen Adjusted EBITDA (billions)	$1.85	$2.05

Phosphate Adjusted EBITDA (millions)	$400	$500

Potash sales tonnes (millions) [3]	13.5	13.9

Nitrogen sales tonnes (millions) [3]	10.8	11.2

Depreciation and amortization (billions)	$1.9	$2.0

Effective tax rate on adjusted earnings	24%	26%

Sustaining capital expenditures (billions) [2]	$1.15	$1.25

  1  See the “Forward-Looking Statements” section.

  2  See the “Non-IFRS Financial Measures” section.

  3  Manufactured products only. Nitrogen excludes ESN® and Rainbow products.

Consolidated Results

	Three Months Ended June 30			Six Months Ended June 30

(millions of US dollars)	2021	2020	% Change	2021	2020	% Change
Sales [1]	9,763	8,431	16	14,421	12,629	14
Freight, transportation and distribution	222	237	(6)	433	449	(4)
Cost of goods sold	6,659	6,024	11	9,950	9,125	9
Gross margin [1]	2,882	2,170	33	4,038	3,055	32
Expenses [1]	1,263	1,031	23	2,141	1,834	17
Net earnings	1,113	765	45	1,246	730	71
Adjusted EBITDA [2]	2,215	1,721	29	3,021	2,229	36
Cash provided by operating activities	1,966	1,756	12	1,814	1,230	47
Free cash flow (“FCF”) [2]	1,413	1,173	20	1,889	1,354	40
FCF including changes in non-cash operating working capital [2]	1,662	1,611	3	1,346	922	46

  1  Certain immaterial figures have been reclassified for the three and six months ended June 30, 2020.

  2  See the “Non-IFRS Financial Measures” section.

Net earnings and adjusted EBITDA increased significantly in the second quarter and first half of 2021 compared to the same periods in 2020 due to higher net realized selling prices, higher potash sales volumes and earnings growth in Nutrien Ag Solutions (“Retail”). Cash flow from operating activities increased in the second quarter and first half of 2021 compared to the same periods last year, which helped generate $1.9 billion in free cash flow in the first half of 2021, an increase of more than $0.5 billion compared to the amount generated in the same period in 2020. The COVID-19 pandemic had a limited impact on our results during the second quarter and first half of 2021.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three and six months ended June 30, 2021 to the results for the three and six months ended June 30, 2020, unless otherwise noted.

 Nutrien Ag Solutions (“Retail”)

	Three Months Ended June 30

(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020
Sales
Crop nutrients	3,045	2,527	20	703	559	26	23	22
Crop protection products	2,666	2,436	9	587	547	7	22	22
Seed	1,216	1,141	7	237	219	8	19	19
Merchandise	268	253	6	45	45	-	17	18
Nutrien Financial [1]	59	40	48	59	40	48	100	100
Services and other [1]	335	400	(16)	279	250	12	83	63
Nutrien Financial elimination [2]	(52)	(33)	58	(52)	(33)	58	100	100
	7,537	6,764	11	1,858	1,627	14	25	24
Cost of goods sold	5,679	5,137	11
Gross margin	1,858	1,627	14
Expenses [1,3]	938	826	14
Earnings before finance costs and taxes (“EBIT”)	920	801	15
Depreciation and amortization	169	163	4
EBITDA	1,089	964	13
Adjustments [4]	8	-	n/m
Adjusted EBITDA	1,097	964	14

  1  Certain immaterial figures have been reclassified for the three months ended June 30, 2020.

  2  Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

  3  Includes selling expenses of $863 million (2020 – $764 million).

  4  See Note 2 to the interim financial statements.

	Six Months Ended June 30

(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020
Sales
Crop nutrients	4,061	3,312	23	923	715	29	23	22
Crop protection products	3,751	3,446	9	763	704	8	20	20
Seed	1,679	1,535	9	306	278	10	18	18
Merchandise	498	469	6	83	79	5	17	17
Nutrien Financial [1]	84	56	50	84	56	50	100	100
Services and other [1]	508	655	(22)	423	384	10	83	59
Nutrien Financial elimination	(72)	(48)	50	(72)	(48)	50	100	100
	10,509	9,425	12	2,510	2,168	16	24	23
Cost of goods sold	7,999	7,257	10
Gross margin	2,510	2,168	16
Expenses [1,2]	1,659	1,515	10
EBIT	851	653	30

Depreciation and amortization	346	318	9
EBITDA	1,197	971	23

Adjustments [3]	9	-	n/m
Adjusted EBITDA	1,206	971	24

  1  Certain immaterial figures have been reclassified for the six months ended June 30, 2020.

  2  Includes selling expenses of $1,530 million (2020 – $1,399 million).

  3  See Note 2 to the interim financial statements.

•

Adjusted EBITDA increased in the second quarter and first half of 2021 due to higher sales, gross margin and gross margin percentages. This was supported by expanded planted acreage and strong agricultural market fundamentals in all regions in which we operate, as well as, supply chain improvements and strategic procurement. Our Retail cash operating coverage ratio[1] for the first half of 2021 declined to 60 percent.

•

Crop nutrients sales increased significantly in the second quarter and first half of 2021 supported by higher prices and record North American and International first half sales volumes. Gross margin benefited from stronger margin per tonne due in part to strategic procurement in a rising price environment.

1 This financial measure is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section for further information.

•

Crop protection products sales increased in the second quarter and first half of 2021 due to market growth and favorable application conditions throughout most of the US. Gross margin percentages were stable as strategic procurement and strong proprietary product results more than offset higher costs for certain products caused by global supply chain issues.

•

Seed sales increased in the second quarter and first half of 2021, supported by higher seeded acreage in key regions where we operate and strong agriculture fundamentals. Gross margin percentage was stable in the second quarter and first half of 2021.

•

Merchandise sales increased in the second quarter and first half of 2021 primarily driven by growth in the Australian market due to higher animal health and management sales related to strong livestock prices. Gross margin was similar in both periods despite the shift in product mix.

•	Nutrien Financial sales increased in the second quarter and first half of 2021 due to higher utilization and adoption of our programs.

•

Services and other sales decreased due to the divestiture of an Australian livestock export business in the fourth quarter of 2020, which more than offset higher US custom application sales. Despite the change in revenue mix, the impact to gross margin percentage was favorable for both the second quarter and first half of 2021.

 Potash

	Three Months Ended June 30

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product

Net sales

North America	326	232	41	1,172	1,201	(2)	278	194	43

Offshore	491	356	38	2,449	2,414	1	200	147	36

	817	588	39	3,621	3,615	-	226	163	39

Cost of goods sold	317	310	2				88	86	2

Gross margin - total	500	278	80				138	77	79

Expenses [1]	123	52	137	Depreciation and amortization			32	30	7

EBIT	377	226	67	Gross margin excluding depreciation

Depreciation and amortization	116	109	6	and amortization - manufactured [2]			170	107	59

EBITDA	493	335	47	Potash cash cost of product

Adjustments [3]	2	-	n/m	manufactured [2]			59	52	13

Adjusted EBITDA	495	335	48

1 Includes provincial mining taxes of $107 million (2020 – $46 million). 2 See the “Non-IFRS Financial Measures” section. 3 See Note 2 to the interim financial statements.
	Six Months Ended June 30

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product

Net sales

North America	658	457	44	2,642	2,348	13	249	195	28

Offshore	770	648	19	4,136	4,144	-	186	156	19

	1,428	1,105	29	6,778	6,492	4	211	170	24

Cost of goods sold	608	575	6				90	88	2

Gross margin - total	820	530	55				121	82	48

Expenses [1]	187	115	63	Depreciation and amortization			35	32	9

EBIT	633	415	53	Gross margin excluding depreciation

Depreciation and amortization	240	205	17	and amortization - manufactured			156	114	37

EBITDA	873	620	41	Potash cash cost of product

Adjustments [2]	2	-	n/m	manufactured			58	56	4

Adjusted EBITDA	875	620	41

  1  Includes provincial mining taxes of $165 million (2020 – $103 million).

  2  See Note 2 to the interim financial statements.

•	Adjusted EBITDA increased in the second quarter and first half of 2021 due to higher net realized selling prices and record sales volumes.

•

Sales volumes were the highest of any second quarter or first half on record. Demand was strong in both North America and Offshore markets, supported by high crop prices and good affordability, allowing us to leverage our structurally advantaged, flexible, low-cost network of six mines and integrated transportation and logistics system.

•	Net realized selling price increased in the second quarter and first half of 2021 due to strong global demand and very tight supply.

•

Cost of goods sold per tonne in the second quarter and first half of 2021 was slightly higher compared to the same periods in 2020, primarily due to the stronger Canadian dollar and mine production mix. These factors also led to a higher potash cash cost of product manufactured per tonne in the second quarter and first half of 2021.

Canpotex Sales by Market

(percentage of sales volumes, except as otherwise noted)	Three Months Ended June 30			Six Months Ended June 30
	2021	2020	Change	2021	2020	Change

Other Asian markets [1]	41	26	15	39	28	11

Latin America	35	36	(1)	33	31	2

China	11	19	(8)	12	22	(10)

Other markets	10	7	3	11	7	4

India	3	12	(9)	5	12	(7)
	100	100		100	100

 1 All Asian markets except China and India.

 Nitrogen

	Three Months Ended June 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product

Net sales

Ammonia	346	229	51	836	935	(11)	416	244	70

Urea	346	273	27	819	1,000	(18)	421	273	54

Solutions, nitrates and sulfates	290	194	49	1,311	1,255	4	221	154	44

	982	696	41	2,966	3,190	(7)	331	218	52

Cost of goods sold	597	508	18				201	159	26

Gross margin - manufactured	385	188	105				130	59	120

Gross margin - other [1]	31	20	55	Depreciation and amortization			52	54	(4)

Gross margin - total	416	208	100	Gross margin excluding depreciation

Expenses (income)	17	(3)	n/m	and amortization - manufactured			182	113	61

EBIT	399	211	89	Ammonia controllable cash cost of

Depreciation and amortization	155	172	(10)	product manufactured [2]			51	40	28

EBITDA	554	383	45

Adjustments [3]	1	-	n/m

Adjusted EBITDA	555	383	45

 1 Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $197 million (2020 – $157 million) less cost of goods sold of $166 million (2020 – $137 million).

 2 See the “Non-IFRS Financial Measures” section.

 3 See Note 2 to the interim financial statements.

	Six Months Ended June 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product

Net sales

Ammonia	506	359	41	1,408	1,502	(6)	360	239	51

Urea	595	510	17	1,576	1,856	(15)	377	275	37

Solutions, nitrates and sulfates	454	357	27	2,385	2,360	1	190	151	26

	1,555	1,226	27	5,369	5,718	(6)	290	214	36

Cost of goods sold	1,037	952	9				194	166	17

Gross margin - manufactured	518	274	89				96	48	100

Gross margin - other [1]	48	31	55	Depreciation and amortization			53	56	(5)

Gross margin - total	566	305	86	Gross margin excluding depreciation

Expenses	-	8	(100)	and amortization - manufactured			149	104	43

EBIT	566	297	91	Ammonia controllable cash cost of

Depreciation and amortization	284	322	(12)	product manufactured			51	43	19

EBITDA	850	619	37

Adjustments [2]	5	-	n/m

Adjusted EBITDA	855	619	38

1 Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $384 million (2020 – $305 million) less cost of goods sold of $336 million (2020 – $274 million).

2 See Note 2 to the interim financial statements.

•

Adjusted EBITDA increased in the second quarter and first half of 2021 due to higher net realized selling prices which more than offset higher natural gas costs, lower equity earnings and lower sales volumes.

•

Sales volumes were lower in the second quarter and first half of 2021 due to higher turnaround activities, temporary production outages and lower inventories at the beginning of 2021. Our ammonia operating rate was 87 percent and 92 percent respectively in the second quarter and first half of 2021.

•

Net realized selling price of nitrogen in the second quarter and first half of 2021 was higher due to higher benchmark prices resulting from the strength in global agriculture markets and a recovery in industrial nitrogen demand.

•

Cost of goods sold per tonne increased during the second quarter and first half of 2021 due to higher natural gas costs, a stronger Canadian dollar and lower nitrogen production. The stronger Canadian dollar combined with lower production volumes led to a higher ammonia controllable cash cost of product manufactured per tonne in the second quarter and first half of 2021.

Natural Gas Prices in Cost of Production

	Three Months Ended June 30			Six Months Ended June 30

(US dollars per MMBtu, except as otherwise noted)	2021	2020	% Change	2021	2020	% Change
Overall gas cost excluding realized derivative impact	3.86	2.09	85	3.51	2.16	63
Realized derivative impact	0.03	0.06	(50)	0.03	0.06	(50)
Overall gas cost	3.89	2.15	81	3.54	2.22	59

Average NYMEX	2.83	1.72	65	2.76	1.83	51

Average AECO	2.32	1.37	69	2.31	1.50	54

•

Natural gas prices in our cost of production increased in the second quarter and first half of 2021 as a result of higher North American gas index prices and increased gas costs in Trinidad, which are linked to ammonia benchmark prices.

 Phosphate

	Three Months Ended June 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product

Net sales

Fertilizer	232	146	59	394	472	(17)	588	309	90

Industrial and feed	119	104	14	192	194	(1)	621	538	15

	351	250	40	586	666	(12)	598	375	59

Cost of goods sold	271	224	21				463	335	38

Gross margin - manufactured	80	26	208				135	40	238

Gross margin - other [1]	4	2	100	Depreciation and amortization			60	84	(29)

Gross margin - total	84	28	200	Gross margin excluding depreciation

Expenses	7	7	-	and amortization - manufactured			195	124	57

EBIT	77	21	267

Depreciation and amortization	35	56	(38)

EBITDA / Adjusted EBITDA	112	77	45

1 Includes other phosphate and purchased products and is comprised of net sales of $52 million (2020 - $27 million) less cost of goods sold of $48 million (2020 - $25 million).
	Six Months Ended June 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product

Net sales

Fertilizer	462	319	45	903	1,040	(13)	511	307	66

Industrial and feed	233	210	11	385	385	-	605	546	11

	695	529	31	1,288	1,425	(10)	539	372	45

Cost of goods sold	553	511	8				429	359	19

Gross margin - manufactured	142	18	689				110	13	746

Gross margin - other [1]	8	3	167	Depreciation and amortization			57	84	(32)

Gross margin - total	150	21	614	Gross margin excluding depreciation

Expenses	14	17	(18)	and amortization - manufactured			167	97	72

EBIT	136	4	n/m

Depreciation and amortization	73	119	(39)

EBITDA / Adjusted EBITDA	209	123	70

1 Includes other phosphate and purchased products and is comprised of net sales of $93 million (2020 - $61 million) less cost of goods sold of $85 million (2020 - $58 million).

•	Adjusted EBITDA increased in the second quarter and first half of 2021 due to higher net realized selling prices which more than offset higher raw material costs and lower sales volumes.

•

Sales volumes were lower in the second quarter and first half of 2021 due to the timing of turnaround activity this year and higher inventory tonnes in 2020 which supported higher sales in the second quarter and first half of 2020.

•

Net realized selling price of phosphate fertilizer increased in the second quarter and first half of 2021 as a result of the increase in benchmark fertilizer prices resulting from the strength in global agriculture markets and higher global raw material costs. Industrial and feed prices also increased, but to a lesser extent than fertilizer, due to a lag in price realizations relative to spot prices.

•

Cost of goods sold per tonne increased due to significantly higher raw material input costs and a $46 million favorable change in estimate related to an asset retirement obligation recorded in the second quarter of 2020. This was partially offset by lower depreciation and amortization following the non-cash impairment of assets in the third quarter of 2020.

 Corporate and Others

	Three Months Ended June 30			Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2021	2020	% Change	2021	2020	% Change
Sales [1]	-	20	(100)	-	47	(100)
Cost of goods sold	-	18	(100)	-	43	(100)
Gross margin	-	2	(100)	-	4	(100)
Selling expenses	(9)	(8)	13	(15)	(13)	15
General and administrative expenses	66	65	2	124	125	(1)
Share-based compensation expense (recovery)	38	12	217	61	(20)	n/m
Other expenses	83	80	4	111	87	28
EBIT	(178)	(147)	21	(281)	(175)	61
Depreciation and amortization	10	17	(41)	22	26	(15)
EBITDA	(168)	(130)	29	(259)	(149)	74
Adjustments [2]	100	65	54	143	18	694
Adjusted EBITDA	(68)	(65)	5	(116)	(131)	(11)
1 Primarily relates to our non-core Canadian business that was sold in 2020.
2 See Note 2 to the interim financial statements.

•

Share-based compensation expense (recovery) – In the second quarter of 2021, the expense was higher as a result of the increase in our share price. We also had a higher number of share-based awards that vested in 2021.

We had an expense in the first half of 2021 due to an increase in our share price, while a recovery was recorded in the first half of 2020 as our share price decreased as a result of market volatility caused by the COVID-19 pandemic.

•

Other expenses were higher in the second quarter and first half of 2021 compared to the same periods in 2020 as we recognized additional cloud computing related expenses from our change in accounting policy (refer to Note 3). This was partially offset by lower foreign exchange losses as Canadian and Australian dollars improved relative to the US dollar in the second quarter of 2021.

Finance Costs, Income Tax Expense and

Other Comprehensive Income (Loss)

	Three Months Ended June 30			Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2021	2020	% Change	2021	2020	% Change
Finance costs	125	139	(10)	245	272	(10)
Income tax expense	381	235	62	406	219	85
Other comprehensive income (loss)	61	201	(70)	85	(157)	n/m

•

Finance costs in the second quarter and first half of 2021 were lower due to lower interest rates and a lower short-term debt balance, more than offsetting a higher long-term debt balance resulting from the $1.5 billion in notes issued in the second quarter of 2020.

•	Income tax expense in the second quarter and first half of 2021 was higher as a result of higher earnings before income taxes compared to the same periods in 2020.

•

Other comprehensive income (loss) is primarily driven by changes in the currency translation of our foreign operations and our investment in Sinofert Holdings Ltd. (“Sinofert”). In 2020, the COVID-19 pandemic resulted in increased market volatility that affected share prices and foreign exchange rates. This resulted in fair value losses on our investment in Sinofert as well as a significant translation gain in the second quarter of 2020 and a significant translation loss in the first quarter of 2020. In the first half of 2021, Sinofert share price increased while the Canadian and Australian dollars relative to the US dollar were less volatile.

Liquidity and Capital Resources

Sources and Uses of Liquidity

We continued to manage our capital in accordance with our capital allocation strategy. We believe that our internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for the foreseeable future. Refer to the “Capital Structure and Management” section for details on our existing long-term debt and credit facilities.

Sources and Uses of Cash

	Three Months Ended June 30			Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2021	2020	% Change	2021	2020	% Change

Cash provided by operating activities	1,966	1,756	12	1,814	1,230	47

Cash used in investing activities	(431)	(408)	6	(819)	(853)	(4)

Cash (used in) provided by financing activities	(449)	(3,139)	(86)	(640)	380	n/m

Effect of exchange rate changes on cash and cash equivalents	(4)	24	n/m	(15)	(13)	15

Increase (decrease) in cash and cash equivalents	1,082	(1,767)	n/m	340	744	(54)

Cash provided by operating activities

• Higher cash provided by operating activities in the second quarter and first half of 2021 compared to the same periods in 2020 was primarily due to strong global crop and fertilizer markets, which resulted in higher earnings, combined with improvements to working capital management, the most significant of which was an increase in payables and accrued charges related to a shift in timing of supplier payments.

Cash used in investing activities

• Higher cash used in investing activities in the second quarter was primarily due to higher additions to our property, plant and equipment from higher turnaround activities compared to the same period in 2020.

• Lower cash used in investing activities for the first half of 2021 was primarily due to lower acquisitions compared to the same period in 2020.

Cash (used in) provided by financing activities

• Lower cash used in financing activities for the second quarter of 2021 compared to the second quarter of 2020 was due to minimal debt repayments in 2021. In 2020, as we managed our liquidity needs during the initial period of the COVID-19 pandemic, we repaid $4.3 billion of short-term debt and issued $1.5 billion of notes.

• Cash used in financing activities for the first half of 2021 compared to cash provided by financing activities in the first half of 2020 was primarily due to the issuance of $1.5 billion of notes and a note repayment of $500 million in the first half of 2020. We did not issue or repay notes in the first half of 2021.

Financial Condition Review

The following balance sheet categories contained variances that were considered significant:

	As at
(millions of US dollars, except as otherwise noted)	June 30, 2021	December 31, 2020	$	Change	% Change
Assets
Cash and cash equivalents	1,794	1,454		340	23
Receivables	6,683	3,626		3,057	84
Prepaid expenses and other current assets	524	1,460		(936)	(64)
Other assets	664	914		(250)	(27)
Liabilities and Equity
Payables and accrued charges	9,367	8,058		1,309	16
Retained earnings	7,315	6,606		709	11

•	Explanations for changes in Cash and cash equivalents are in the “Sources and Uses of Cash” section.

•

Receivables increased due to higher sales across all of our segments. This was a result of increased crop nutrient net realized selling prices and demand for crop inputs, as well as higher Retail vendor rebates receivables. Certain income tax receivables previously classified as non-current are currently realizable within one year.

•	Prepaid expenses and other current assets decreased due to Retail taking delivery of prepaid inventory (primarily seed and crop protection) during the spring planting and application seasons.

•	Other assets decreased due to a reclassification of certain income tax receivables as current receivables, which will be realized within one year.

•

Payables and accrued charges increased due to a shift in timing of supplier payments and higher inventory purchases to meet strong seasonal demand, which were partially offset by lower customer prepayments in North America as Retail customers took delivery of prepaid sales.

•	Retained earnings increased as net earnings in the first half of 2021 exceeded dividends declared.

Capital Structure and Management

Principal Debt Instruments

As part of the normal course of business, we closely monitor our liquidity position. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We were in compliance with our debt covenants and did not have any changes to our credit ratings in the six months ended June 30, 2021.

	As at June 30, 2021

			Outstanding and Committed

(millions of US dollars)	Rate of Interest (%)	Total Facility Limit	Short-term debt	Long-term debt

Credit facilities

Unsecured revolving term credit facility	n/a	4,500	-	-

Uncommitted revolving demand facility	n/a	500	-	-

Other credit facilities [1]	0.9 - 7.5	630	115	73

Other	n/a		95	-

Total			210	73

1  Other credit facilities are unsecured and consist of South American facilities with debt of $167 million and interest rates ranging from 1.5 percent to 7.5 percent and other facilities with debt of $21 million and interest rates ranging from 0.9 percent to 4.1 percent.

We also have a commercial paper program, which is limited to the availability of backup funds under the $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities. There is no outstanding balance as of June 30, 2021.

We extended the maturity date of the unsecured revolving term credit facility from 2023 to 2026 in the three months ended June 30, 2021. There was no change to the total facility limit or the significant agreement terms from those we disclosed in our 2020 Annual Report.

Our long-term debt consists primarily of notes. See the “Capital Structure and Management” section of our 2020 Annual Report for information on balances, rates and maturities for our notes.

Outstanding Share Data

As at August 6, 2021

Common shares	570,688,867

Options to purchase common shares	9,877,776

For more information on our capital structure and management, see Note 24 to our 2020 financial statements.

Quarterly Results

(millions of US dollars, except as otherwise noted)	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019

Sales [1]	9,763	4,658	4,052	4,227	8,431	4,198	3,462	4,185

Net earnings (loss) attributable to equity holders of Nutrien	1,108	127	316	(587)	765	(35)	(48)	141

Adjusted EBITDA	2,215	806	768	670	1,721	508	664	787

Net earnings (loss) per share attributable to equity holders of Nutrien

Basic	1.94	0.22	0.55	(1.03)	1.34	(0.06)	(0.08)	0.25

Diluted	1.94	0.22	0.55	(1.03)	1.34	(0.06)	(0.08)	0.24
1 Certain immaterial figures have been reclassified in the first three quarters of 2020.

Seasonality in our business results from increased demand for products during the planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

In the third quarter of 2020, earnings were impacted by an $824 million non-cash impairment of assets primarily in the Phosphate segment as a result of lower forecasted global phosphate prices. In the fourth quarter of 2020, earnings were impacted by a $250 million net gain on disposal of our investment in Misr Fertilizers Production Company S.A.E. (“MOPCO”).

Critical Accounting Estimates

Our significant accounting policies are disclosed in our 2020 Annual Report. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the audit committee of the Board. Our critical accounting estimates are discussed on page 53 of our 2020 Annual Report. There were no significant changes in the six months ended June 30, 2021 to our critical accounting estimates.

Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has been no change in our internal control over financial reporting during the three months ended June 30, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Financial Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s full-year guidance, including expectations regarding our adjusted net earnings per share and adjusted EBITDA (consolidated and by segment); expectations regarding our growth and capital allocation intentions and strategies; capital spending expectations for 2021; expectations regarding performance of our operating segments in 2021, including our operating segment market outlooks and market conditions for 2021, and the anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of import and export volumes; Nutrien’s ability to develop innovative and sustainable solutions; the negotiation of sales contracts; and acquisitions and divestitures. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. The additional key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2021 and in the future; our expectations regarding the impacts, direct and indirect, of the COVID-19 pandemic on our business, customers, business partners, employees, supply chain, other stakeholders and the overall economy; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; our ability to successfully negotiate sales contracts; and our ability to successfully implement new initiatives and programs.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; the COVID-19 pandemic, including variants of the COVID-19 virus and the efficiency and distribution of vaccines, and its resulting effects on economic conditions, restrictions imposed by public health authorities or governments, fiscal and monetary responses by governments and financial institutions and disruptions to global supply chains; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC in the United States.

The purpose of our expected adjusted net earnings per share, adjusted EBITDA (consolidated and by segment) and sustaining capital expenditures guidance ranges, are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms and Definitions” section of our 2020 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful and all financial amounts are stated in millions of US dollars, unless otherwise noted.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute approximately 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

For Further Information:

Investor Relations:

Richard Downey

Vice President, Investor Relations

(403) 225-7357

Investors@nutrien.com

Tim Mizuno

Director, Investor Relations

(306) 933-8548

Media Relations:

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com

Selected financial data for download can be found in our data tool at www.nutrien.com/investors/interactive-datatool

Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Tuesday, August 10, 2021 at 10:00 am Eastern Time.

•	In order to expedite access to our conference call, each participant will be required to pre-register for the event:
•	Online: http://www.directeventreg.com/registration/event/3792844.
•	Via Phone: 1-888-869-1189 Conference ID 3792844.
•

Once the registration is complete, a confirmation will be sent providing the dial in number and both the Direct Event Passcode and your unique Registrant ID to join this call. For security reasons, please do not share your information with anyone else.

•	Live Audio Webcast: Visit http://www.nutrien.com/investors/events/2021-q2-earnings-conference-call

Appendix A - Selected Additional Financial Data

Selected Retail measures	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020

Proprietary products margin as a percentage of product line margin (%)

Crop nutrients	24	24	23	26

Crop protection products	43	42	42	42

Seed	46	47	43	44
All products	29	29	27	28

Crop nutrients sales volumes (tonnes - thousands)

North America	5,020	5,098	6,617	6,524

International	1,132	1,024	1,935	1,623

Total	6,152	6,122	8,552	8,147

Crop nutrients selling price per tonne

North America	506	427	494	425

International	445	340	408	332

Total	495	413	475	406

Crop nutrients gross margin per tonne

North America	127	101	123	100

International	57	42	54	40

Total	114	91	108	88

Financial performance measures				2021

Retail adjusted EBITDA to sales (“Retail adjusted EBITDA margin”) (%) [1]				10

Retail adjusted average working capital to sales (%) [1,2]				12

Retail adjusted average working capital to sales excluding Nutrien Financial (%) [1,2]				-

Retail cash operating coverage ratio (%) [1,2]				60

Retail normalized comparable store sales (%) [2]				1

Retail adjusted EBITDA per US selling location (thousands of US dollars) [1,2]				1,267

Nutrien Financial net interest margin (%) [1,2]				6.2

  1  Rolling four quarters ended June 30, 2021.

  2  See the “Non-IFRS Financial Measures” section.

Nutrien Financial	As at June 30, 2021

(millions of US dollars)	Current	<31 days past due	31-90 days past due	>90 days past due	Gross Receivables	Allowance [1]	Total

North America	2,530	152	56	48	2,786	(31)	2,755

International	230	12	14	63	319	(2)	317

Nutrien Financial receivables	2,760	164	70	111	3,105	(33)	3,072

  1  Bad debt expense on the above receivables for the three months ended June 30, 2021 was $11 million (2020 - $12 million) in the Retail segment.

Selected Nitrogen measures	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020

Sales volumes (tonnes - thousands)

Fertilizer	1,825	2,173	3,130	3,584

Industrial and feed	1,141	1,017	2,239	2,134

Net sales (millions of US dollars)

Fertilizer	638	510	970	828

Industrial and feed	344	186	585	398

Net selling price per tonne

Fertilizer	350	235	310	231

Industrial and feed	302	182	261	186

Production measures	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Potash production (Product tonnes - thousands)	3,414	3,346	6,950	6,381
Potash shutdown weeks [1]	4	22	4	34
Ammonia production - total [2]	1,492	1,619	2,941	3,066
Ammonia production - adjusted [2,3]	954	1,067	2,007	2,058
Ammonia operating rate (%) [3]	87	97	92	94
P2O5 production (P2O5 tonnes - thousands)	347	357	725	729
P2O5 operating rate (%)	82	84	86	86
1 Represents weeks of full production shutdown, excluding the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.
2 All figures are provided on a gross production basis in thousands of product tonnes.
3 Excludes Trinidad and Joffre.

Appendix B - Non-IFRS Financial Measures

We use both IFRS and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are numerical measures of a company’s historical or future financial performance, financial position or cash flow that are not specified, defined or determined under IFRS, and are not presented in our interim financial statements. Non-IFRS measures either exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure specified, defined or determined under IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Management believes the non-IFRS financial measures provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures, their definitions, and why management uses each measure. It includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-IFRS financial measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As non-recurring or unusual items arise, we generally exclude these items in our calculation of the applicable non-IFRS financial measure.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, certain integration and restructuring related costs, share-based compensation, impairment of assets, certain foreign exchange gain/loss (net of related derivatives), COVID-19 related expenses, cloud computing transition adjustment, loss on disposal of business, and net gain on disposal of investment in MOPCO. COVID-19 related expenses primarily consist of increased cleaning and sanitization costs, the purchase of personal protective equipment, discretionary supplemental employee costs and costs related to construction delays from access limitations and other government restrictions. Cloud computing transition adjustment relates to cloud computing costs in prior years that no longer qualify for capitalization based on an agenda decision issued by the IFRS Interpretations Committee in April 2021. In 2021, we amended our calculation of adjusted EBITDA to adjust for the impact of restructuring and related costs and cloud computing transition adjustment. There were no similar expenses in the comparative period.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations.

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars)	2021	2020	2021	2020

Net earnings	1,113	765	1,246	730

Finance costs	125	139	245	272

Income tax expense	381	235	406	219

Depreciation and amortization	485	517	965	990

EBITDA	2,104	1,656	2,862	2,211

Integration and restructuring related costs	29	18	39	28

Share-based compensation expense (recovery)	38	12	61	(20)

Impairment of assets	1	-	5	-

COVID-19 related expenses	9	17	18	19

Foreign exchange (gain) loss, net of related derivatives	(2)	18	-	(9)

Cloud computing transition adjustment	36	-	36	-
Adjusted EBITDA	2,215	1,721	3,021	2,229

Adjusted EBITDA (Consolidated), Adjusted Net Earnings Per Share and Sustaining Capital Expenditures Guidance

Adjusted EBITDA, adjusted net earnings per share and sustaining capital expenditures guidance are forward-looking non-IFRS financial measures. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine, without unreasonable efforts. Guidance for adjusted EBITDA and adjusted net earnings per share excludes the impacts of integration and restructuring related costs, share-based compensation, certain foreign exchange gain/loss (net of related derivatives), COVID-19 related expenses, and cloud computing transition adjustment. Guidance for sustaining capital expenditures includes expected expenditures required to sustain operations at existing levels and includes major repairs and maintenance and plant turnarounds.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and net earnings (loss) per share.

Definition: Net earnings (loss) before certain integration and restructuring related costs, share-based compensation, certain foreign exchange gain/loss (net of related derivatives), COVID-19 related expenses (including those recorded under finance costs for managing our liquidity position in response to the COVID-19 pandemic in 2020), cloud computing transition adjustment, loss on disposal of business, net gain on disposal of investment in MOPCO and impairment of assets, net of tax. We generally apply the annual forecasted effective tax rate to our adjustments during the year and, at year-end, we apply the actual effective tax rate. If the effective tax rate is significantly different from our forecasted effective tax rate due to adjustments or discrete tax impacts, we apply a tax rate that excludes those items. For material adjustments, we apply a tax rate specific to the adjustment. In 2021, we amended our calculation of adjusted net earnings to adjust for the impact of restructuring and related costs and cloud computing transition adjustment. There were no similar expenses in the comparative period.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations excluding the effects of non-operating items.

	Three Months Ended June 30, 2021			Six Months Ended June 30, 2021
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		1,108	1.94		1,235	2.16
Adjustments:
Integration and restructuring related costs	29	22	0.03	39	30	0.05
Share-based compensation expense	38	29	0.05	61	46	0.08

Impairment of assets	1	1	-	5	4	0.01
COVID-19 related expenses	9	7	0.01	18	14	0.02

Foreign exchange gain, net of related derivatives	(2)	(2)	-	-	-	-
Cloud computing transition adjustment	36	27	0.05	36	27	0.05
Adjusted net earnings		1,192	2.08		1,356	2.37

Free Cash Flow and Free Cash Flow Including Changes in Non-Cash Operating Working Capital

Most directly comparable IFRS financial measure: Cash from operations before working capital changes.

Definition: Cash from operations before working capital changes less sustaining capital expenditures. We also calculate a similar measure that includes changes in non-cash operating working capital.

Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength. These are also useful as indicators of our ability to service debt, meet other payment obligations and make strategic investments. These do not represent residual cash flow available for discretionary expenditures.

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars)	2021	2020	2021	2020
Cash from operations before working capital changes	1,717	1,318	2,357	1,662
Sustaining capital expenditures	(304)	(145)	(468)	(308)
Free cash flow	1,413	1,173	1,889	1,354
Changes in non-cash operating working capital	249	438	(543)	(432)
Free cash flow including changes in non-cash operating working capital	1,662	1,611	1,346	922

Potash Cash Cost of Product Manufactured (“COPM”)

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Potash COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2021	2020	2021	2020
Total COGS - Potash	317	310	608	575
Change in inventory	(11)	(40)	16	(32)
Other adjustments	(2)	(3)	(6)	(5)
COPM	304	267	618	538
Depreciation and amortization included in COPM	(103)	(92)	(214)	(181)
Cash COPM	201	175	404	357
Production tonnes (tonnes - thousands)	3,414	3,346	6,950	6,381
Potash cash COPM per tonne	59	52	58	56

Ammonia Controllable Cash COPM

Most directly comparable IFRS financial measure: COGS for the Nitrogen segment.

Definition: The total of COGS for the Nitrogen segment excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2021	2020	2021	2020
Total COGS - Nitrogen	763	645	1,373	1,226
Depreciation and amortization in COGS	(134)	(152)	(242)	(282)
Cash COGS for products other than ammonia	(448)	(369)	(841)	(730)
Ammonia
Total cash COGS before other adjustments	181	124	290	214
Other adjustments [1]	(27)	(46)	(30)	(35)
Total cash COPM	154	78	260	179
Natural gas and steam costs	(118)	(53)	(192)	(119)
Controllable cash COPM	36	25	68	60
Production tonnes (net tonnes [2] - thousands)	703	644	1,305	1,388
Ammonia controllable cash COPM per tonne	51	40	51	43
1 Includes changes in inventory balances and other adjustments.
2 Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

Gross Margin Excluding Depreciation and Amortization Per Tonne - Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin from manufactured products per tonne less depreciation and amortization per tonne. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Retail Adjusted Average Working Capital to Sales and Retail Adjusted Average Working Capital to Sales Excluding Nutrien Financial

Most directly comparable IFRS financial measure: (Current assets minus current liabilities for Retail) divided by Retail sales.

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the working capital and sales of certain acquisitions (such as Ruralco) during the first year following the acquisition. We amended our calculation to adjust for the sales of certain recently acquired businesses. We also look at this metric excluding the sales and working capital of Nutrien Financial.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

	Rolling four quarters ended June 30, 2021
(millions of US dollars, except as otherwise noted)	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Average/Total
Working capital	3,216	1,157	1,630	1,348
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	3,216	1,157	1,630	1,348	1,838
Nutrien Financial working capital	(1,711)	(1,392)	(1,221)	(3,072)
Adjusted working capital excluding Nutrien Financial	1,505	(235)	409	(1,724)	(11)

Sales [1]	2,742	2,618	2,972	7,537
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	2,742	2,618	2,972	7,537	15,869
Nutrien Financial revenue [1]	(36)	(37)	(25)	(59)
Adjusted sales excluding Nutrien Financial	2,706	2,581	2,947	7,478	15,712
1 Certain immaterial figures have been reclassified for the third quarter of 2020.

Adjusted average working capital to sales (%)					12
Adjusted average working capital to sales excluding Nutrien Financial (%)					-

Nutrien Financial Net Interest Margin

Most directly comparable IFRS financial measure: Nutrien Financial gross margin divided by average Nutrien Financial receivables.

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and other users to evaluate financial performance of Nutrien Financial.

	Rolling four quarters ended June 30, 2021

(millions of US dollars, except as otherwise noted)	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Total/Average
Nutrien Financial revenue	36	37	25	59
Deemed interest expense [1]	(15)	(14)	(6)	(8)
Net interest	21	23	19	51	114

Average Nutrien Financial receivables	1,711	1,392	1,221	3,072	1,849
Nutrien Financial net interest margin (%)					6.2

  1   Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail Cash Operating Coverage Ratio

Most directly comparable IFRS financial measure: Retail operating expenses as a percentage of Retail gross margin.

Definition: Retail operating expenses, excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended June 30, 2021

(millions of US dollars, except as otherwise noted)	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Total
Operating expenses [1,2]	691	768	721	938	3,118
Depreciation and amortization in operating expenses	(167)	(177)	(175)	(166)	(685)
Operating expenses excluding depreciation and amortization	524	591	546	772	2,433

Gross margin [2]	683	885	652	1,858	4,078
Depreciation and amortization in cost of goods sold	3	3	2	3	11
Gross margin excluding depreciation and amortization	686	888	654	1,861	4,089
Cash operating coverage ratio (%)					60
1 Includes Retail expenses below gross margin including selling expenses, general and administrative expenses and other (income) expenses.
2 Certain immaterial figures have been reclassified for the third quarter of 2020.

Retail Adjusted EBITDA per US Selling Location

Most directly comparable IFRS financial measure: Retail US adjusted EBITDA.

Definition: Total Retail US adjusted EBITDA for the last four rolling quarters, adjusted for acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters, adjusted for acquired locations.

Why we use the measure and why it is useful to investors: To assess our US Retail operating performance. This measure includes locations we have owned for more than 12 months.

	Rolling four quarters ended June 30, 2021

(millions of US dollars, except as otherwise noted)	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Total
Adjusted US EBITDA	86	177	29	847	1,139
Adjustments for acquisitions					(5)
Adjusted US EBITDA adjusted for acquisitions					1,134
Number of US selling locations adjusted for acquisitions					895
Adjusted EBITDA per US selling location (thousands of US dollars)					1,267

Retail Normalized Comparable Store Sales

Most directly comparable IFRS financial measure: Retail sales from comparable base as a component of total Retail sales.

Definition: Prior year comparable store sales adjusted for published potash, nitrogen and phosphate benchmark prices and foreign exchange rates used in the current year. We retain sales of closed locations in the comparable base if the closed location is in close proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not adjust for temporary closures, expansions or renovations of stores.

Why we use the measure and why it is useful to investors: To evaluate sales growth by adjusting for fluctuations in commodity prices and foreign exchange rates. Includes locations we have owned for more than 12 months.

	Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2021	2020
Sales from comparable base
Current period	10,405	8,602
Prior period [1]	9,425	8,551
Comparable store sales (%)	10	1
Prior period normalized for benchmark prices and foreign exchange rates [1]	10,351	8,104
Normalized comparable store sales (%)	1	6
1 Certain immaterial figures have been reclassified in 2020.

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended June 30		Six Months Ended June 30
	Note	2021	2020	2021	2020
			Note 1		Note 1
SALES	2	9,763	8,431	14,421	12,629
Freight, transportation and distribution		222	237	433	449
Cost of goods sold		6,659	6,024	9,950	9,125
GROSS MARGIN		2,882	2,170	4,038	3,055
Selling expenses		865	763	1,538	1,405
General and administrative expenses		116	101	219	205
Provincial mining taxes		107	48	165	105
Share-based compensation expense (recovery)		38	12	61	(20)
Other expenses	3	137	107	158	139
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		1,619	1,139	1,897	1,221
Finance costs		125	139	245	272
EARNINGS BEFORE INCOME TAXES		1,494	1,000	1,652	949
Income tax expense	4	381	235	406	219
NET EARNINGS		1,113	765	1,246	730
Attributable to
Equity holders of Nutrien		1,108	765	1,235	730
Non-controlling interest		5	-	11	-
NET EARNINGS		1,113	765	1,246	730

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)
Basic		1.94	1.34	2.17	1.28
Diluted		1.94	1.34	2.16	1.28
Weighted average shares outstanding for basic EPS		570,352,000	569,146,000	570,007,000	570,157,000
Weighted average shares outstanding for diluted EPS		571,972,000	569,146,000	571,453,000	570,157,000
Condensed Consolidated Statements of Comprehensive Income
		Three Months Ended June 30		Six Months Ended June 30
(Net of related income taxes)		2021	2020	2021	2020
NET EARNINGS		1,113	765	1,246	730
Other comprehensive income (loss)
Items that will not be reclassified to net earnings:
Net actuarial gain on defined benefit plans		-	-	-	3
Net fair value gain (loss) on investments		22	(2)	70	(21)
Items that have been or may be subsequently reclassified to net earnings:
Gain (loss) on currency translation of foreign operations		25	194	(5)	(121)
Other		14	9	20	(18)
OTHER COMPREHENSIVE INCOME (LOSS)		61	201	85	(157)
COMPREHENSIVE INCOME		1,174	966	1,331	573
Attributable to
Equity holders of Nutrien		1,170	966	1,321	573
Non-controlling interest		4	-	10	-
COMPREHENSIVE INCOME		1,174	966	1,331	573

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30
	Note	2021	2020	2021	2020

OPERATING ACTIVITIES
Net earnings		1,113	765	1,246	730
Adjustments for:
Depreciation and amortization		485	517	965	990
Share-based compensation expense (recovery)		38	12	61	(20)
Impairment of assets		1	-	5	-
(Recovery of) provision for deferred income tax		(20)	84	(10)	62
Cloud computing transition adjustment	3	36	-	36	-
Other long-term assets, liabilities and miscellaneous		64	(60)	54	(100)
Cash from operations before working capital changes		1,717	1,318	2,357	1,662
Changes in non-cash operating working capital:
Receivables		(2,443)	(1,824)	(2,835)	(2,147)
Inventories		1,848	2,174	63	746
Prepaid expenses and other current assets		310	247	998	1,013
Payables and accrued charges		534	(159)	1,231	(44)
CASH PROVIDED BY OPERATING ACTIVITIES		1,966	1,756	1,814	1,230
INVESTING ACTIVITIES
Additions to property, plant and equipment		(378)	(298)	(703)	(661)
Additions to intangible assets		(5)	(36)	(38)	(68)
Business acquisitions, net of cash acquired		(19)	(116)	(40)	(173)
Other		(29)	42	(38)	49
CASH USED IN INVESTING ACTIVITIES		(431)	(408)	(819)	(853)
FINANCING ACTIVITIES
Transaction costs related to debt		(7)	(15)	(7)	(15)
(Repayment of) proceeds from short-term debt, net		(104)	(4,290)	(3)	204
Proceeds from long-term debt		8	1,500	8	1,506
Repayment of long-term debt		(5)	(6)	(5)	(507)
Repayment of principal portion of lease liabilities		(86)	(70)	(164)	(134)
Dividends paid to Nutrien’s shareholders	6	(263)	(258)	(518)	(514)
Repurchase of common shares	6	(1)	-	(2)	(160)
Issuance of common shares		21	-	63	-
Other		(12)	-	(12)	-
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		(449)	(3,139)	(640)	380

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(4)	24	(15)	(13)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,082	(1,767)	340	744
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		712	3,182	1,454	671
CASH AND CASH EQUIVALENTS – END OF PERIOD		1,794	1,415	1,794	1,415
Cash and cash equivalents comprised of:
Cash		1,580	1,106	1,580	1,106
Short-term investments		214	309	214	309
		1,794	1,415	1,794	1,415
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		86	153	162	249
Income taxes paid		105	30	144	65
Total cash outflow for leases		111	96	208	188

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	Net Fair Value (Loss) Gain on Investments	Net Actuarial Gain on Defined Benefit Plans [1]	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien (Note 1)	Non- Controlling Interest (Note 1)	Total Equity

BALANCE – DECEMBER 31, 2019	572,942,809	15,771	248	(29)	-	(204)	(18)	(251)	7,101	22,869	38	22,907

Net earnings	-	-	-	-	-	-	-	-	730	730	-	730

Other comprehensive (loss) income	-	-	-	(21)	3	(121)	(18)	(157)	-	(157)	-	(157)

Shares repurchased (Note 6)	(3,832,580)	(105)	(55)	-	-	-	-	-	-	(160)	-	(160)

Dividends declared	-	-	-	-	-	-	-	-	(514)	(514)	-	(514)

Effect of share-based compensation including issuance of common shares	35,706	1	7	-	-	-	-	-	-	8	-	8

Transfer of net loss on cash flow hedges	-	-	-	-	-	-	11	11	-	11	-	11

Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(3)	-	-	(3)	3	-	-	-

BALANCE – JUNE 30, 2020	569,145,935	15,667	200	(50)	-	(325)	(25)	(400)	7,320	22,787	38	22,825

BALANCE – DECEMBER 31, 2020	569,260,406	15,673	205	(36)	-	(62)	(21)	(119)	6,606	22,365	38	22,403

Net earnings	-	-	-	-	-	-	-	-	1,235	1,235	11	1,246

Other comprehensive income (loss)	-	-	-	70	-	(4)	20	86	-	86	(1)	85

Shares repurchased (Note 6)	(32,728)	(1)	(1)	-	-	-	-	-	-	(2)	-	(2)

Dividends declared	-	-	-	-	-	-	-	-	(526)	(526)	-	(526)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	-	-	(12)	(12)

Effect of share-based compensation including issuance of common shares	-	74	(3)	-	-	-	-	-	-	71	-	71

Transfer of net gain on cash flow hedges	-	-	-	-	-	-	(11)	(11)	-	(11)	-	(11)

BALANCE – JUNE 30, 2021	569,227,678	15,746	201	34	-	(66)	(12)	(44)	7,315	23,218	36	23,254

  1   Any amounts incurred during a period were transferred to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		June 30		December 31

As at	Note	2021	2020	2020

			Note 1	Note 1

ASSETS

Current assets

Cash and cash equivalents		1,794	1,415	1,454

Receivables		6,683	5,736	3,626

Inventories		4,876	4,199	4,930

Prepaid expenses and other current assets		524	420	1,460

		13,877	11,770	11,470

Non-current assets

Property, plant and equipment		19,592	20,178	19,660

Goodwill		12,211	12,096	12,198

Other intangible assets		2,393	2,376	2,388

Investments		619	803	562

Other assets		664	578	914

TOTAL ASSETS		49,356	47,801	47,192

LIABILITIES

Current liabilities

Short-term debt		210	1,247	159

Current portion of long-term debt		32	-	14

Current portion of lease liabilities		276	228	249

Payables and accrued charges		9,367	7,306	8,058

		9,885	8,781	8,480

Non-current liabilities

Long-term debt		10,029	10,032	10,047

Lease liabilities		900	841	891

Deferred income tax liabilities	4	3,118	3,212	3,149

Pension and other post-retirement benefit liabilities		458	435	454

Asset retirement obligations and accrued environmental costs		1,559	1,575	1,597

Other non-current liabilities		153	100	171

TOTAL LIABILITIES		26,102	24,976	24,789

SHAREHOLDERS’ EQUITY

Share capital	6	15,746	15,667	15,673

Contributed surplus		201	200	205

Accumulated other comprehensive loss		(44)	(400)	(119)

Retained earnings		7,315	7,320	6,606

Equity holders of Nutrien		23,218	22,787	22,365

Non-controlling interest		36	38	38

TOTAL SHAREHOLDERS’ EQUITY		23,254	22,825	22,403

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		49,356	47,801	47,192

(See	Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2021

NOTE 1  BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are consistent with those used in the preparation of our 2020 annual consolidated financial statements except as disclosed in Note 3. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2020 annual consolidated financial statements.

Certain immaterial 2020 figures have been reclassified in the condensed consolidated statements of earnings, condensed consolidated statements of changes in shareholders’ equity, condensed consolidated balance sheets and segment information.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

We prepare our interim financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. We have assessed our accounting estimates and other matters that require the use of forecasted financial information for the impacts arising from the novel coronavirus (“COVID-19”) pandemic. The future assessment of these estimates, including expectations about the severity, duration and scope of the pandemic, could differ materially in future reporting periods. As a result of the COVID-19 pandemic, we incurred directly attributable and incremental COVID-19 related expenses in other expenses (Note 3).

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on August 9, 2021.

NOTE 2  SEGMENT INFORMATION

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produce.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended June 30, 2021

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	7,522	844	1,008	389	-	-	9,763

– intersegment	15	61	307	60	-	(443)	-

Sales – total	7,537	905	1,315	449	-	(443)	9,763

Freight, transportation and distribution	-	88	136	46	-	(48)	222

Net sales	7,537	817	1,179	403	-	(395)	9,541

Cost of goods sold	5,679	317	763	319	-	(419)	6,659

Gross margin	1,858	500	416	84	-	24	2,882

Selling expenses	863	2	8	1	(9)	-	865

General and administrative expenses	41	3	3	3	66	-	116

Provincial mining taxes	-	107	-	-	-	-	107

Share-based compensation expense	-	-	-	-	38	-	38

Other expenses	34	11	6	3	83	-	137

Earnings (loss) before finance costs and income taxes	920	377	399	77	(178)	24	1,619

Depreciation and amortization	169	116	155	35	10	-	485

EBITDA	1,089	493	554	112	(168)	24	2,104

Integration and restructuring related costs	7	-	-	-	22	-	29

Share-based compensation expense	-	-	-	-	38	-	38

Impairment of assets	-	-	1	-	-	-	1

COVID-19 related expenses	-	-	-	-	9	-	9

Foreign exchange gain, net of related derivatives	-	-	-	-	(2)	-	(2)

Cloud computing transition adjustment	1	2	-	-	33	-	36

Adjusted EBITDA	1,097	495	555	112	(68)	24	2,215

Assets – at June 30, 2021	21,784	12,107	10,266	1,454	4,414	(669)	49,356

	Three Months Ended June 30, 2020

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	6,754	617	755	285	20	-	8,431

– intersegment	10	64	246	49	-	(369)	-

Sales – total	6,764	681	1,001	334	20	(369)	8,431

Freight, transportation and distribution	-	93	148	57	-	(61)	237

Net sales	6,764	588	853	277	20	(308)	8,194

Cost of goods sold	5,137	310	645	249	18	(335)	6,024

Gross margin	1,627	278	208	28	2	27	2,170

Selling expenses	764	1	5	1	(8)	-	763

General and administrative expenses	30	1	2	3	65	-	101

Provincial mining taxes	-	46	1	-	1	-	48

Share-based compensation expense	-	-	-	-	12	-	12

Other expenses (income)	32	4	(11)	3	79	-	107

Earnings (loss) before finance costs and income taxes	801	226	211	21	(147)	27	1,139

Depreciation and amortization	163	109	172	56	17	-	517

EBITDA	964	335	383	77	(130)	27	1,656

Integration and restructuring related costs	-	-	-	-	18	-	18

Share-based compensation expense	-	-	-	-	12	-	12

COVID-19 related expenses	-	-	-	-	17	-	17

Foreign exchange loss, net of related derivatives	-	-	-	-	18	-	18

Adjusted EBITDA	964	335	383	77	(65)	27	1,721

Assets – at December 31, 2020 ¹	20,526	11,707	10,077	1,388	3,917	(423)	47,192

1 In 2021, certain assets related to transportation, distribution and logistics were reclassified under Corporate and Others as these are centrally managed. Comparative figures have been restated to reflect this change. Depreciation expense related to these assets are allocated to the rest of the segments based on usage.

Unaudited	In millions of US dollars except as otherwise noted

	Six Months Ended June 30, 2021

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	10,482	1,475	1,703	761	-	-	14,421

– intersegment	27	151	467	132	-	(777)	-

Sales – total	10,509	1,626	2,170	893	-	(777)	14,421

Freight, transportation and distribution	-	198	231	105	-	(101)	433

Net sales	10,509	1,428	1,939	788	-	(676)	13,988

Cost of goods sold	7,999	608	1,373	638	-	(668)	9,950

Gross margin	2,510	820	566	150	-	(8)	4,038

Selling expenses	1,530	5	15	3	(15)	-	1,538

General and administrative expenses	80	5	5	5	124	-	219

Provincial mining taxes	-	165	-	-	-	-	165

Share-based compensation expense	-	-	-	-	61	-	61

Other expenses (income)	49	12	(20)	6	111	-	158

Earnings (loss) before finance costs and income taxes	851	633	566	136	(281)	(8)	1,897

Depreciation and amortization	346	240	284	73	22	-	965

EBITDA	1,197	873	850	209	(259)	(8)	2,862

Integration and restructuring related costs	8	-	-	-	31	-	39

Share-based compensation expense	-	-	-	-	61	-	61

Impairment of assets	-	-	5	-	-	-	5

COVID-19 related expenses	-	-	-	-	18	-	18

Cloud computing transition adjustment	1	2	-	-	33	-	36

Adjusted EBITDA	1,206	875	855	209	(116)	(8)	3,021

Assets – at June 30, 2021	21,784	12,107	10,266	1,454	4,414	(669)	49,356

	Six Months Ended June 30, 2020

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	9,406	1,164	1,401	611	47	-	12,629

– intersegment	19	128	378	106	-	(631)	-

Sales – total	9,425	1,292	1,779	717	47	(631)	12,629

Freight, transportation and distribution	-	187	248	127	-	(113)	449

Net sales	9,425	1,105	1,531	590	47	(518)	12,180

Cost of goods sold	7,257	575	1,226	569	43	(545)	9,125

Gross margin	2,168	530	305	21	4	27	3,055

Selling expenses	1,399	4	12	3	(13)	-	1,405

General and administrative expenses	68	3	4	5	125	-	205

Provincial mining taxes	-	103	1	-	1	-	105

Share-based compensation recovery	-	-	-	-	(20)	-	(20)

Other expenses (income)	48	5	(9)	9	86	-	139

Earnings (loss) before finance costs and income taxes	653	415	297	4	(175)	27	1,221

Depreciation and amortization	318	205	322	119	26	-	990

EBITDA	971	620	619	123	(149)	27	2,211

Integration and restructuring related costs	-	-	-	-	28	-	28

Share-based compensation recovery	-	-	-	-	(20)	-	(20)

COVID-19 related expenses	-	-	-	-	19	-	19

Foreign exchange gain, net of related derivatives	-	-	-	-	(9)	-	(9)

Adjusted EBITDA	971	620	619	123	(131)	27	2,229

Assets – at December 31, 2020	20,526	11,707	10,077	1,388	3,917	(423)	47,192

Unaudited	In millions of US dollars except as otherwise noted

Presented below is revenue from contracts with customers disaggregated by product line or geographic location for each reportable segment.

	Three Months Ended June 30		Six Months Ended June 30

	2021	2020	2021	2020

Retail sales by product line

Crop nutrients	3,045	2,527	4,061	3,312

Crop protection products	2,666	2,436	3,751	3,446

Seed	1,216	1,141	1,679	1,535

Merchandise	268	253	498	469

Nutrien Financial	59	40	84	56

Services and other	335	400	508	655

Nutrien Financial elimination [1]	(52)	(33)	(72)	(48)

	7,537	6,764	10,509	9,425

Potash sales by geography

Manufactured product

North America	414	325	856	644

Offshore [2]	491	356	770	648

	905	681	1,626	1,292

Nitrogen sales by product line

Manufactured product

Ammonia	405	291	593	447

Urea	372	304	646	566

Solutions, nitrates and sulfates	329	233	526	429

Other nitrogen and purchased products	209	173	405	337

	1,315	1,001	2,170	1,779

Phosphate sales by product line

Manufactured product

Fertilizer	258	185	530	406

Industrial and feed	133	117	259	237

Other phosphate and purchased products	58	32	104	74

	449	334	893	717

1 Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

2 Relates to Canpotex Limited (“Canpotex”) (Note 8).

NOTE 3  OTHER (INCOME) EXPENSES

	Three Months Ended June 30		Six Months Ended June 30

	2021	2020	2021	2020

Integration and restructuring related costs	29	18	39	28

Foreign exchange loss (gain), net of related derivatives	1	18	3	(13)

Earnings of equity-accounted investees	(2)	(13)	(22)	(23)

Bad debt expense	13	21	15	27

COVID-19 related expenses	9	17	18	19

Impairment of assets	1	-	5	-

Cloud computing transition adjustment	36	-	36	-

Other expenses	50	46	64	101

	137	107	158	139

In April 2021, the IFRS Interpretations Committee published a final agenda decision clarifying how to recognize certain configuration and customization expenditures related to cloud computing with retrospective application. Costs that do not meet the capitalization criteria should be expensed as incurred. We changed our accounting policy to align with the interpretation and previously capitalized costs that no longer qualify for capitalization were expensed in the current period since they were not material.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 4  INCOME TAXES

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings for each jurisdiction.

	Three Months Ended June 30		Six Months Ended June 30

	2021	2020	2021	2020

Income tax expense	381	235	406	219

Actual effective tax rate on earnings (%)	26	25	25	24

Actual effective tax rate including discrete items (%)	26	24	25	23

Discrete tax adjustments that impacted the tax rate	(3)	(13)	(3)	(11)

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

Income Tax Assets and Liabilities	Balance Sheet Location	As at June 30, 2021	As at December 31, 2020
Income tax assets
Current	Receivables	346	83
Non-current	Other assets	89	305
Deferred income tax assets	Other assets	221	242
Total income tax assets		656	630
Income tax liabilities
Current	Payables and accrued charges	335	48
Non-current	Other non-current liabilities	49	40
Deferred income tax liabilities	Deferred income tax liabilities	3,118	3,149
Total income tax liabilities		3,502	3,237

NOTE 5  FINANCIAL INSTRUMENTS

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department. There have been no changes to our valuation methods presented in Note 10 of the 2020 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost:

	June 30, 2021				December 31, 2020

Financial assets (liabilities) measured at	Carrying Amount	Level 1 [1]	Level 2 [1]	Level 3	Carrying Amount	Level 1 [1]	Level 2 [1]

Fair value on a recurring basis

Cash and cash equivalents	1,794	-	1,794	-	1,454	-	1,454

Derivative instrument assets	27	-	27	-	45	-	45

Other current financial assets - marketable securities [2]	224	31	193	-	161	24	137

Investments at FVTOCI [3]	233	223	-	10	153	153	-

Derivative instrument liabilities	(20)	-	(20)	-	(48)	-	(48)

Amortized cost

Current portion of long-term debt

Fixed and floating rate debt	(32)	-	(32)	-	(14)	-	(14)

Long-term debt

Notes and debentures	(9,988)	(7,763)	(3,721)	-	(9,994)	(3,801)	(7,955)

Fixed and floating rate debt	(41)	-	(41)	-	(53)	-	(53)

1 During the periods ended June 30, 2021 and December 31, 2020, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value on a recurring basis.

2 Marketable securities consist of equity and fixed income securities. We determine the fair value of equity securities based on the bid price of identical instruments in active markets. We value fixed income securities using quoted prices of instruments with similar terms and credit risk.

3 Investments at fair value through other comprehensive income (“FVTOCI”) is primarily comprised of shares in Sinofert Holdings Ltd.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 6  SHARE CAPITAL

Share repurchase programs

	Commencement Date	Expiry	Maximum Shares for Repurchase	Maximum Shares for Repurchase (%)	Number of Shares Repurchased

2019 Normal Course Issuer Bid	February 27, 2019	February 26, 2020	42,164,420	7	33,256,668

2020 Normal Course Issuer Bid	February 27, 2020	February 26, 2021	28,572,458	5	710,100

2021 Normal Course Issuer Bid [1]	March 1, 2021	February 28, 2022	28,468,448	5	32,728
1 The 2021 normal course issuer bid will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities regulatory authorities, including private agreements.

The following table summarizes our share repurchase activities during the period:

	Three Months Ended June 30		Six Months Ended June 30

	2021	2020	2021	2020

Number of common shares repurchased for cancellation	17,750	-	32,728	3,832,580

Average price per share (US dollars)	52.88	-	52.90	41.96

Total cost	1	-	2	160

Dividends declared

We declared a dividend per share of $0.46 (2020 – $0.45) during the three months ended June 30, 2021, payable on July 16, 2021 to shareholders of record on June 30, 2021 and total dividends of $0.92 (2020 – $0.90) during the six months ended June 30, 2021.

NOTE 7  SEASONALITY

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

NOTE 8  RELATED PARTY TRANSACTIONS

We sell potash outside Canada and the United States exclusively through Canpotex. Canpotex sells potash to buyers in export markets pursuant to term and spot contracts at agreed upon prices. Our revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 2.

As at	June 30, 2021	December 31, 2020

Receivables from Canpotex	356	122